SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                  July 30, 2003

                          Tecnomatix Technologies Ltd.
                          ----------------------------
             (Exact Name of Registrant as specified in the charter)

                                       N/A
                 (Translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                    16 Hagalim Avenue, Herzlia 46733, Israel
                    -----------------------------------------
                    (Address of Principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECNOMATIX TECHNOLOGIES LTD.

By: /s/ Harel Beit-On
    --------------------------
    Harel Beit-On
    Chairman of the Board of Directors and Chief Executive Officer

Dated: July 30, 2003

--------------------------------------------------------------------------------
Company Contact:           Company Investor Contact:  Investor Contact:
----------------           -------------------------  -----------------
Tecnomatix                 Tecnomatix                 The Ruth Group
Technologies Ltd.          Technologies Ltd.          David Pasquale
Oren Steinberg             Marsha Shalvi              +646-536-7006
+972-9-9594755             +972-9-9594733             dpasquale@theruthgroup.com
osteinberg@tecnomatix.com  +972-54-942180
                           mshalvi@tecnomatix.com

                TECNOMATIX ANNOUNCES SECOND QUARTER 2003 RESULTS

                Company To Acquire Texas-based USDATA Corporation

      Herzlia, Israel, July 30, 2003 - Tecnomatix Technologies Ltd. (NASDAQ-TCNO), the driving force in Manufacturing Process Management (MPM), today announced its financial results for the second quarter ended June 30, 2003. The Company also announced that it has signed an agreement for the acquisition of USDATA Corporation based in Richardson, Texas.

      Revenues for the second quarter of 2003 were $20.2 million, compared to $20.2 million for the second quarter of 2002. Operating loss for the second quarter of 2003 was $(0.2) million, compared to an operating income of $0.2 million for the second quarter of 2002. Net income for the second quarter of 2003 was $0.2 million or $0.02 per diluted share, compared to a net loss of $(0.2) million or $(0.02) per diluted share for the second quarter of 2002.

      Revenues for the first six months of 2003 were $40.8 million, compared to $40.5 million for the first six months of 2002. Operating loss for the first six months of 2003 was $(1.8) million, compared to an operating income of $0.1 million for the first six months of 2002. Net loss for the first six months of 2003 was $(1.3) million or $(0.12) per diluted share, compared to a net loss of $(0.7) million or $(0.07) per diluted share for the first six months of 2002.

      Net loss for the first six months of 2003 includes special charges of $1.5 million associated with restructuring expenses, including primarily severance-related expenses. Net loss for the first six months of 2002 includes special charges of $1.3 million associated with amortization of acquired intangibles.

      At June 30, 2003, the Company had a $36.5 million balance of cash and cash equivalents, short-term investments and long-term investments.

      "The second quarter was an important one for Tecnomatix as we continued to make broad advances on our long-term growth strategy," said Harel Beit-On, chairman and chief executive officer of Tecnomatix Technologies. "This quarter, we achieved increases in net profit as compared with both the first quarter of 2003 and the second quarter of 2002 due to improvement in our financial income. In addition, cash flow was positive. Moreover, despite a significant downturn in our electronics business in

China due to SARS, we maintained the same level of revenues as the second quarter of last year. Overall, our expanding suite of MPM solutions, track record of delivering customer value, and strong management team continue to drive Tecnomatix' leadership position."

      "During the quarter, we continued to win new accounts and closed a steady stream of repeat orders for our eMPower Enterprise Solutions from companies like Robert Bosch, Alcatel and ISB Industries. Particularly noteworthy are two orders for over $500,000 each - one from a leading German automotive engineering firm and the other from a leading U.S. aerospace company."

      Separately, Tecnomatix announced it has signed an agreement for the acquisition of substantially all the assets and liabilities of USDATA Corporation (www.usdata.com), in consideration for the issuance of up to 1,011,747 Tecnomatix shares, subject to certain adjustments. Based on the closing price of $10.16 per Tecnomatix share as of July 29, 2003, the shares to be issued as consideration for the acquisition are valued at approximately $10.3 million. As part of the asset purchase transaction, SCP Private Equity Partners II, L.P., the primary stockholder of USDATA, will purchase from Tecnomatix 113,838 of its shares at $15.65 per share.

      In connection with the acquisition, Tecomatix will enter into an agreement which will prohibit USDATA and its stockholders from selling the Tecnomatix shares they will receive in the transaction for specified periods of time. In addition, USDATA and its stockholders will be entitled to require Tecnomatix to register the shares those stockholders receive in the transaction under certain conditions and subject to certain volume limitations. It is expected that a representative of SCP Private Equity Partners will join the board of Tecnomatix subsequent to the closing of the transaction. The transaction is expected to close in September 2003 and is subject to customary approvals and closing conditions, including approval of the stockholders of USDATA.

      USDATA is a leading North American developer of manufacturing execution systems (MES). The company reported revenues of $10.3 million in 2002. The company's products are used to monitor, supervise, and control manufacturing processes on the shop floor. USDATA sells its products worldwide both directly and indirectly through 40 distributors and an OEM agreement with Schneider Electric. Key customers include: Ford, General Electric, Goodyear, Nortel and Philips.

      "The acquisition of USDATA is a major step forward in our strategy of broadening the footprint of MPM into other high-potential areas of manufacturing," said Beit-On. "MES is an extensive IT domain with an estimated market size of over $700 million, according to AMR Research. This acquisition will enable us to expand our presence in this domain and to address important new industries. It will allow us to offer manufacturers more visibility and control over processes on the factory floor, so that they can respond quickly to market demand and deliver to their customers what they want, when they want it and at affordable costs."

      Tecnomatix intends to maintain and enhance the USDATA FactoryLink(R) and Xfactory(R) products. In addition, Tecnomatix plans to integrate them into the eMPower(TM) integrated environment for collaborative planning, engineering and execution of manufacturing processes. Such integration will enable a feedback loop from the factory floor to engineering, allowing manufacturers to critically compare their shop-floor performance with the original plans and to implement manufacturing improvements on an on-going basis.

      "In summary, this quarter we made broad advances in implementing our strategy," continued Beit-On. "We made progress in our core MPM business, closing some significant deals and repeat orders for our eMPower Enterprise Solution. In addition, we reached an agreement to acquire USDATA, a move that will broaden our MPM offering, expand our presence in a key manufacturing domain, and enable our customers to realize an even greater return on investment. Overall, we are extremely positive about our progress and optimistic about our growth prospects."

Forward-Looking Guidance

      Oren Steinberg, chief financial officer and executive vice president of Tecnomatix Technologies said, "Our focus in the third quarter will remain on increasing sales, maintaining our cost controls, closing the acquisition of USDATA and integrating it into our organization. We are receiving positive indications from customers regarding their IT spending and China seems to be recovering from the SARS epidemic. Nevertheless, we are still relatively cautious given the overall difficult business economy. With that said, we expect to achieve revenue growth in the second part of the year of approximately 5% to 10% over the second half of 2002, with improved profitability."

Investor Conference Call / Webcast Details

Tecnomatix will review detailed second quarter 2003 results on July 30, 2003 at 8:30AM EDT. The conference call-in number is 785-832-2041. A replay will be available from 12:30PM EDT on July 30 through midnight EDT, August 6. The replay number is 402-220-6985. The confirmation identification is TCNO. The live call and replay will also be accessible over the web at http://investor.tecnomatix.com.

About Tecnomatix Technologies Ltd.

Tecnomatix Technologies Ltd. (NASDAQ: TCNO) is the driving force in Manufacturing Process Management (MPM). Today's leading global manufacturers are adopting MPM solutions to expand revenue potential and reduce costs by enhancing manufacturing's ability to support the business strategy of choice. These companies are using Tecnomatix eMPower solutions to accelerate product introductions, shorten time to volume, and optimize production execution. eMPower enables our customers to succeed with its collaborative, open platform and applications for defining, simulating, managing, and executing manufacturing processes across the extended enterprise.

For additional information about why automotive, electronics, aerospace and other discrete manufacturing leaders -- such as BMW, Ford, GM, Mazda, Comau, Faurecia, Sanmina-SCI, Solectron, Nortel, Philips, Boeing, Airbus, GE Aircraft Engines, Lockheed Martin - have been turning to Tecnomatix MPM solutions, visit www.tecnomatix.com

This press release includes forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company's plans, objectives and expected financial and operating results. The risks and uncertainties that may affect forward-looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, market demand for Tecnomatix products and services, long sales cycles, new product developments, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company's filings with the Securities and Exchange Commission. Tecnomatix undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

TECNOMATIX TECHNOLOGIES LTD.

Consolidated Statements of Operations
U.S $ in thousands, except per share data

                                                               Six months ended              Three months ended
                                                          6/30/2003        6/30/2002      6/30/2003       6/30/2002
                                                          ---------        ---------      ---------       ---------

Revenues
Software license fees                                       16,214          18,084           7,746           9,009
  Services                                                  24,540          22,450          12,408          11,155
                                                        ----------      ----------      ----------      ----------
Total revenues                                              40,754          40,534          20,154          20,164
                                                        ----------      ----------      ----------      ----------
Costs and expenses
  Software license fees                                      4,271           3,774           1,784           1,485
  Services                                                   7,348           7,646           3,611           3,850
  Amortization of acquired intangibles                        --             1,340            --               575
  Research and development, net                              7,422           7,349           3,665           3,841
  Selling and marketing                                     19,462          18,049          10,026           9,041
  General and administrative                                 2,568           2,272           1,289           1,164
  Restructuring costs and assets impairment                  1,487            --              --              --
                                                        ----------      ----------      ----------      ----------
Total costs and expenses                                    42,558          40,430          20,375          19,956
                                                        ----------      ----------      ----------      ----------
Operating income (loss)                                     (1,804)            104            (221)            208
Financial income (expense), net                                598            (671)            366            (359)
                                                        ----------      ----------      ----------      ----------
Income (loss) before taxes on income                        (1,206)           (567)            145            (151)
Provision for income taxes                                      (1)             84              16              78
                                                        ----------      ----------      ----------      ----------
Income (loss) after taxes on income                         (1,207)           (483)            161             (73)
Equity share in net income (loss) of
  an affiliate company                                         (49)           (223)             10             (93)
                                                        ----------      ----------      ----------      ----------
Net income (loss)                                           (1,256)           (706)            171            (166)
                                                        ==========      ==========      ==========      ==========
Basic earnings (loss) per share:
Net Income (loss)                                            (0.12)          (0.07)           0.02           (0.02)
                                                        ==========      ==========      ==========      ==========
  Diluted earnings (loss) per share:
Net Income (loss)                                            (0.12)          (0.07)           0.02           (0.02)
                                                        ==========      ==========      ==========      ==========
  Weighted average number of shares outstanding:
Basic                                                   10,677,678      10,545,726      10,704,177      10,567,459
                                                        ==========      ==========      ==========      ==========
Diluted                                                 10,677,678      10,545,726      11,031,269      10,567,459
                                                        ==========      ==========      ==========      ==========

TECNOMATIX TECHNOLOGIES LTD.

Condensed Consolidated Balance Sheets
U.S $ in thousands

                                                  6/30/2003           12/31/2002
                                                  ---------           ----------
Current Assets:
  Cash and cash equivalents                          7,625              10,466
  Short-term investments                               558               5,981
  Receivables:
    Trade                                           26,693              27,671
    Related parties                                    766                 695
    Other and prepaid expenses                       7,041               5,212
                                                   -------             -------
Total current assets                                42,683              50,025
                                                   -------             -------
Non-current receivables                                996                 915
                                                   -------             -------
Long-term investments in bonds                      28,216              25,472
                                                   -------             -------
Property and equipment, net                          5,568               6,108
                                                   -------             -------
Goodwill, net                                       17,210              17,210
                                                   -------             -------
Other assets, net                                   16,975              16,613
                                                   -------             -------
Total assets                                       111,648             116,343
                                                   =======             =======
Current Liabilities:
  Payables:
     Trade                                           2,524               2,950
     Deffered Revenue                                8,484               4,659
     Other and accrued expenses                     13,808              14,956
                                                   -------             -------
Total current liabilities                           24,816              22,565
                                                   -------             -------
Provision for losses from
 investment in an affiliate company                    575                 526
                                                   -------             -------
Accrued severance pay, net                             981                 907
                                                   -------             -------
Long-term loans:
     5.25% Convertible subordinated notes           20,368              37,428
     Loan from a Bank                                9,100                 --
                                                   -------             -------
Total long-term loans                               29,468              37,428
                                                   -------             -------
Shareholders' equity                                55,808              54,917
                                                   -------             -------
Total liabilities and shareholders' equity         111,648             116,343
                                                   -------             -------